[NII Holdings, Inc. Letterhead]
February 10, 2006
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	NII Holdings, Inc. Registration Statement on Form S-3 Filed November 14, 2005 Registration File No. 333-129684
Ladies and Gentlemen:
       Pursuant to Rule 477(b) under the Securities Act of 1933, NII Holdings, Inc. (the “Company”) hereby requests the withdrawal of the above-referenced registration statement (the “Registration Statement”). The Registration Statement has not been declared effective by the Securities and Exchange Commission (the “Commission”) and no securities were sold under the Registration Statement. The Registration Statement is being withdrawn because the Company wishes to register the securities on Form S-3ASR instead of on Form S-3.
       The Company also requests in accordance with Rule 457(p) under the Securities Act of 1933 that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use of the Company’s account.
       If you have any questions regarding this application for withdrawal, please contact Robert J. Gilker, Esq., Vice President and General Counsel, at (703) 390-5100.

Sincerely, NII HOLDINGS, INC.
By:	/s/ Robert J. Gilker
Robert J. Gilker
Vice President and General Counsel

cc:    Robert E. Spicer, Jr., Esquire